Mail Stop 4561

February 26, 2010

Moshe J. Schnapp
Chief Executive Officer
Forex International Trading Corp.
1618 N. Fairfax Avenue
Los Angeles, California 90046

      **Re:**    **Forex International Trading Corp.**
             **Amendment No. 5 Registration Statement on Form S-1**
             **Filed February 24, 2010**
             **File No. 333-161795**

Dear Mr. Schnapp:

      We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 17, 2010.

Dilution, page 9

1.      Revise your dilution information to correct the following:

- The net tangible book value per share at October 31, 2009 included throughout the tables should be bracketed to indicate that you were in a deficit position at that date;
- Correct your calculations of the "<u>increase</u> per share attributed to this offering" as a result of changing the net tangible book value to a deficit and also to remove the negative signs; and
- The "pro forma net tangible book value per share after offering" calculated based on the maximum number of shares being sold is not a deficit and therefore the negative sign should be removed from your disclosures in the second table on page 9.  As a result of this change, the increase per share attributed to this offering will change to .002167 and the disclosures regarding this change should be corrected throughout.

\* \* \* \* \*

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453.


Sincerely,


Kathleen Collins
Accounting Branch Chief


cc:     Via facsimile at (516) 977-1209
        Stephen M. Fleming
        Law Offices of Stephen M. Fleming PLLC